CFT Securities, LLC
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Computation of net capital	
Member's equity	$ 893,647
Less non-allowable assets	(63,440)
Net capital before haircuts	830,207
Haircuts	-
Net capital	$830,207
Aggregate indebtedness- accounts payable and accrued expenses	$70,591
Computation of basic net capital requirement	
Minimum net capital required (greater of $100,000 or 6-2/3% of aggregate indebtedness)	$100,000
Excess net capital	$730,207
Net capital less greater of 10% of aggregate indebtedness or 120% minimum net capital capital requirement	$710,207
Percentage of aggregate indebtedness to net capital	8.50%

See Report of Independent Registered Public Accounting Firm.